Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES DETAILS OF ANNUAL GENERAL MEETING AND FIRST
QUARTER 2014 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO-- (Marketwire – April 8, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company will hold its Annual General Meeting (“AGM”) on Wednesday, May 7, 2014 at 10:00 am EST at the TMX Broadcast Centre, located at 130 King Street West in Toronto, Ontario. A webcast of the meeting will be available on the Company’s website at www.lsgold.com.

In addition to the AGM, the Company plans to release its first quarter 2014 financial results on Wednesday, May 7, 2014 prior to the market open and will host a conference call to review the results that afternoon at 3:00 pm EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-223-7781
Replay number: 905-694-9451 or 800-408-3053
Re-dial ID: 4840351
Available until: 11:59 pm (May 14, 2014)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com